SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2005
WASH, D.C.
185
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed March 22, 2005)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-109318
(SEC File Number, if Available)

____
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Anaheim, state of California, March 18, 2005.


05047977

Long Beach Securities Corp.
(Registrant)

By ______________, Authorized Officer
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 200_, that the information set forth in this statement is true and complete.

By______________________
(Name)

____
(Title)


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 18, 2005**

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of April 1, 2005, providing for the issuance of Asset-Backed Certificates, Series 2005-2)

(Exact name of registrant as specified in its charter)

333-109318
(Commission File Number)

Delaware	**33-0917586**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1400 South Douglass Road, Suite 100, Anaheim, California 92806
(Address of principal executive offices, with zip code)

(714) 939-5200
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Description of the Certificates and the Mortgage Pool

Long Beach Securities Corp. (the "Registrant") plans a series of certificates, entitled Long Beach Mortgage Loan Trust 2005-2, Asset-Backed Certificates, Series 2005-2 (the "Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of April 1, 2005, among the Registrant as depositor, Long Beach Mortgage Company as master servicer and Deutsche Bank National Trust Company as trustee. The Certificates to be designated as the Series 2005-2 Certificates will represent in the aggregate the entire beneficial ownership interest in a trust fund (the "Trust Fund") consisting primarily of a pool of fixed rate and adjustable rate, first lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Collateral Term Sheets

Goldman, Sachs & Co. and WaMu Capital Corp. (together, the "Underwriters") have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Collateral Term Sheets", in written form, which Collateral Term Sheets are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund.

The Collateral Term Sheets have been provided by the Underwriters. The information in the Collateral Term Sheets is preliminary and will be superseded by a prospectus supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Collateral Term Sheets were prepared by the Underwriters at the request of certain prospective investors. The Collateral Term Sheets may be based on information that differs from the information set forth in the prospectus supplement.

Item 9.01. Financial Statements and Exhibits

(a) Financial Statements.
Not applicable.

(b) PRO FORMA Financial Information.
Not applicable.

(c) Exhibits

Exhibit No.	Item 601(A) of Regulation S-K Exhibit No.	Description
1	99.1	Collateral Term Sheets (as defined in Item 8.01) that have been provided by Goldman, Sachs & Co. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2005-2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LONG BEACH SECURITIES CORP.

Date: March 18, 2005.

By: 
Name: Deven Patel
Title: Authorized Officer

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Collateral Term Sheets (as defined in Item 8.01) that have been provided by Goldman, Sachs & Co. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2005-2.	P

EXHIBIT 99.1

FILED BY PAPER

Table of Contents

1. Summary

Scheduled Principal Balance: $1,580,075,022
Number of Mortgage Loans: 10,235
Average Scheduled Principal Balance: $154,380
Weighted Average Gross Coupon: 7.486%
Weighted Average Current FICO Score: 640
Weighted Average Original LTV Ratio: 82.78%
Weighted Average Combined Original LTV Ratio: 82.78%
Weighted Average Stated Remaining Term (months): 356
Weighted Average Seasoning(months): 3
Weighted Average Months to Roll: 22
Weighted Average Gross Margin: 5.12%
Weighted Average Initial Rate Cap: 1.09%
Weighted Average Periodic Rate Cap: 1.00%
Weighted Average Gross Maximum Lifetime Rate: 13.47%

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2. Current Principal Balance

Current Principal Balance	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
$50,000 & Below	752	$31,329,321	1.98%	8.989	626	$41,661	82.46%	62.31%	42.82%
$50,001 - $75,000	1,299	81,112,374	5.13	8.689	629	62,442	83.99	56.35	54.74
$75,001 - $100,000	1,321	115,620,371	7.32	8.034	635	87,525	83.33	51.84	65.05
$100,001 - $125,00(	1,279	143,757,609	9.1	7.809	638	112,398	82.93	49.14	72.3
$125,001 - $150,00(	1,112	152,686,056	9.66	7.68	641	137,308	82.29	47.76	76.55
$150,001 - $200,00(	1,674	290,236,968	18.37	7.416	638	173,379	82.3	53.57	81.27
$200,001 - $250,00(	1,117	250,323,928	15.84	7.373	640	224,104	81.97	47.6	84.33
$250,001 - $300,00(	870	238,304,509	15.08	6.999	642	273,913	82.89	52.99	85.96
$300,001 - $350,00(	611	198,242,092	12.55	7.024	645	324,455	83.4	49.88	85.62
$350,001 - $400,00(	130	47,700,153	3.02	7.022	657	366,924	83.35	38.05	73.43
$400,001 & Above	70	30,761,641	1.95	7.298	668	439,452	84.76	40.86	62.62
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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3. Current Rate

Current Rate	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
4.99 & Below	2	$611,234	0.04%	4.863	703	$305,617	76.62%	100.00%	100.00%
5.00 - 5.49	58	13,757,744	0.87	5.348	670	237,202	77.68	94.58	98.69
5.50 - 5.99	359	85,173,903	5.39	5.779	659	237,253	79.3	90.78	97.93
6.00 - 6.49	708	150,649,985	9.53	6.267	653	212,782	79.76	72.21	93.28
6.50 - 6.99	1,523	295,758,054	18.72	6.774	665	194,194	80.79	47.69	85.98
7.00 - 7.49	1,824	327,664,073	20.74	7.225	651	179,640	82.51	36.95	81.14
7.50 - 7.99	1,999	294,927,547	18.67	7.733	638	147,538	84.18	40.05	71.79
8.00 - 8.49	1,187	150,342,669	9.51	8.227	626	126,658	86.67	48.52	58.04
8.50 - 8.99	1,043	119,407,527	7.56	8.706	614	114,485	87.27	46.75	59.49
9.00 & Above	1,532	141,782,287	8.97	9.785	579	92,547	82.52	63.85	71.52
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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4. Credit Score

Credit Score	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
740 & Above	440	$76,584,130	4.85%	6.978	761	$174,055	83.22%	29.55%	63.43%
720 - 739	378	63,770,795	4.04	6.949	729	168,706	82.79	27.56	70.92
700 - 719	595	99,213,262	6.28	7.039	709	166,745	82.99	24.7	69.48
680 - 699	783	121,837,145	7.71	7.067	689	155,603	83.62	34.38	67.66
660 - 679	1,137	180,445,539	11.42	7.214	669	158,703	83.07	36.64	73.17
640 - 659	1,416	223,874,698	14.17	7.372	649	158,104	84	38.76	72.26
620 - 639	1,792	272,901,602	17.27	7.477	629	152,289	83.25	43.1	82.22
600 - 619	1,213	189,255,928	11.98	7.438	609	156,023	84.09	69.98	82.02
580 - 599	1,002	146,624,626	9.28	7.621	589	146,332	83.41	83.11	87.45
560 - 579	748	110,279,081	6.98	8.083	570	147,432	83.57	87.69	87.4
540 - 559	295	37,179,551	2.35	8.794	551	126,032	75.87	79.81	86.74
520 - 539	228	30,510,817	1.93	9.537	529	133,819	68.99	71.62	91.51
500 - 519	208	27,597,849	1.75	9.572	510	132,682	69.49	71.05	95.31
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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5. Lien

Lien	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
First	10,235	$1,580,075,022	100.00%	7.486	640	$154,380	82.78%	50.58%	77.82%
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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6. Combined Original LTV

Combined Original LTV	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
60.00 & Below	387	$56,007,506	3.54%	7.82	585	$144,722	50.28%	60.61%	90.69%
60.01 - 70.00	440	63,654,907	4.03	8.358	594	144,670	66.43	59.17	79.83
70.01 - 80.00	4,858	795,993,447	50.38	7.043	649	163,852	79.67	47.42	93.26
80.01 - 85.00	753	113,592,358	7.19	7.757	634	150,853	84.74	49.83	42.44
85.01 - 90.00	2,493	347,949,756	22.02	7.804	652	139,571	89.87	41.02	41.12
90.01 - 95.00	985	163,317,860	10.34	8.023	619	165,805	94.81	68.77	94.86
95.01 - 100.00	319	39,559,188	2.5	8.731	628	124,010	99.89	97.43	99.85
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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7. Original LTV

Original LTV	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
60.00 & Below	387	$56,007,506	3.54%	7.82	585	$144,722	50.28%	60.61%	90.69%
60.01 - 70.00	440	63,654,907	4.03	8.358	594	144,670	66.43	59.17	79.83
70.01 - 80.00	4,858	795,993,447	50.38	7.043	649	163,852	79.67	47.42	93.26
80.01 - 85.00	753	113,592,358	7.19	7.757	634	150,853	84.74	49.83	42.44
85.01 - 90.00	2,493	347,949,756	22.02	7.804	652	139,571	89.87	41.02	41.12
90.01 - 95.00	985	163,317,860	10.34	8.023	619	165,805	94.81	68.77	94.86
95.01 - 100.00	319	39,559,188	2.5	8.731	628	124,010	99.89	97.43	99.85
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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8. Documentation

Documentation	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
Full	5,317	$799,238,112	50.58%	7.405	621	$150,317	83.00%	100.00%	81.26%
Stated	4,756	749,015,948	47.4	7.588	661	157,489	82.53	0	73.88
Limited	162	31,820,963	2.01	7.098	634	196,426	82.99	0	84.35
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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9. Purpose

Purpose	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
PURCHASE	5,718	$871,523,876	55.16%	7.38	654	$152,418	83.77%	43.78%	80.70%
CASHOUT REFI	4,092	641,904,905	40.62	7.559	626	156,868	81.96	57.21	72.81
RATE/TERM REFI	425	66,646,241	4.22	8.157	606	156,815	77.68	75.62	88.54
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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10. Occupancy

Occupancy	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
OWNER OCCUPIE	7,354	$1,229,686,684	77.82%	7.36	635	$167,213	81.87%	52.82%	100.00%
NON OWNER	2,730	323,634,861	20.48	7.979	659	118,548	85.77	42.4	0
SECOND HOME	151	26,753,477	1.69	7.315	657	177,175	88.05	46.8	0
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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11. Property Type

Property Type	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
SINGLE FAMILY	7,468	$1,083,418,174	68.57%	7.553	636	$145,075	82.74%	52.68%	79.91%
2-4 FAMILY	1,027	202,325,112	12.8	7.503	661	197,006	83.32	38.23	53.34
PUD	943	168,411,679	10.66	7.225	636	178,591	82.3	56.36	91.02
CONDO	751	118,930,777	7.53	7.215	654	158,363	82.74	44.76	81.66
TOWNHOUSE	46	6,989,280	0.44	7.429	642	151,941	84.63	42.54	80.84
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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12. State

State	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
CA	1,773	$411,193,387	26.02%	6.922	643	$231,920	79.93%	52.43%	85.38%
FL	971	144,724,340	9.16	7.496	649	149,047	83.18	39.77	78.52
IL	839	140,872,697	8.92	7.484	650	167,905	83.64	37.3	79.54
TX	892	90,359,073	5.72	8.094	630	101,299	82.65	43.22	83.74
CO	394	67,131,849	4.25	7.132	632	170,385	82.72	70.73	86.94
GA	471	65,019,850	4.11	7.733	650	138,046	85.64	49.34	51.24
NJ	271	62,417,864	3.95	7.684	645	230,324	84.6	41.04	74.44
WA	365	61,937,749	3.92	6.909	638	169,692	81.98	72.78	88.11
NY	223	59,589,337	3.77	7.405	656	267,217	81.06	24.44	81.06
MI	480	44,978,429	2.85	8.338	630	93,705	85.98	50.23	55.49
Other	3,556	431,850,446	27.33	7.886	632	121,443	84.42	57.22	72.08

Total:	10,235	$1,580,075,022	100.00%	7.486	640	$154,380	82.78%	50.58%	77.82%

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13. Zip

Zip	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
94565	25	$6,960,676	0.44%	6.527	657	$278,427	81.55%	64.32%	84.21%
60639	27	6,859,520	0.43	7.214	672	254,056	85.66	21.99	94.16
95206	28	6,756,375	0.43	7.162	626	241,299	83.29	59.34	94.22
30310	38	6,269,923	0.4	7.38	658	164,998	83.98	46.8	40.41
94603	16	4,551,361	0.29	6.785	639	284,460	80.1	60.93	93.63
94509	17	4,428,247	0.28	6.871	661	260,485	79.62	43.29	81.63
60629	27	4,363,777	0.28	7.582	652	161,621	82.02	47.71	88.04
94621	15	4,358,000	0.28	6.938	665	290,533	81.9	48.04	87.97
94589	15	4,233,065	0.27	6.635	657	282,204	79.8	75.98	93.95
94533	14	3,893,345	0.25	6.771	637	278,096	78.78	57.97	100
Other	10,013	1,527,400,733	96.67	7.503	640	152,542	82.8	50.54	77.59
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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14. Remaining Months to Maturity

Remaining Months to Maturity	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
1 - 180	86	$6,924,473	0.44%	7.846	645	$80,517	72.13%	47.58%	80.89%
181 - 240	17	1,822,633	0.12	7.792	669	107,214	73.96	54.7	83.2
241 - 360	10,109	1,566,126,602	99.12	7.488	640	154,924	82.85	50.61	77.73
421 - 480	23	5,201,315	0.33	6.177	647	226,144	79.22	43.7	100
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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15. Amortization Type

Amortization Type	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
2/28 ARM	7,292	$1,074,041,990	67.97%	7.778	641	$147,290	83.84%	36.62%	74.23%
2/28 ARM IO	1,527	326,028,842	20.63	6.455	632	213,509	80.8	94.91	92.14
FIXED	1,032	118,186,944	7.48	7.781	651	114,522	78.78	51.28	75.68
3/27 ARM	170	22,028,938	1.39	7.843	650	129,582	84.7	44.58	51.16
3/27 ARM IO	57	12,358,404	0.78	6.416	640	216,814	78.08	96.58	87.49
6 Month LIBOR	68	11,209,727	0.71	7.535	647	164,849	86.79	41.96	72.66
5/25 ARM	42	6,318,601	0.4	7.802	661	150,443	81.02	43.02	49.14
5/25 ARM IO	25	4,965,140	0.31	6.887	636	198,606	77.86	94.52	87.47
3/37 ARM	22	4,936,436	0.31	6.167	648	224,383	79.22	40.68	100
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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16. Interest Only

Interest Only	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
N	8,626	$1,236,722,637	78.27%	7.771	643	$143,372	83.36%	38.26%	73.92%
Y	1,609	343,352,386	21.73	6.46	633	213,395	80.66	94.96	91.91
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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17. Initial Periodic Cap

Initial Periodic Cap	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
0	1,032	$118,186,944	7.48%	7.781	651	$114,522	78.78%	51.28%	75.68%
1	8,801	1,393,767,616	88.21	7.469	639	158,365	83.13	50.35	78.36
2	35	5,466,416	0.35	7.684	648	156,183	85.46	31.45	67.31
3	367	62,654,046	3.97	7.294	648	170,719	82.22	56.17	70.94
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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18. Periodic Cap

Periodic Cap	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighte d Avg. Gross Coupon	Weighte d Avg. Current FICO	Avg. Principal Balance	Weighte d Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupie d
0	1,032	$118,186,944	7.48%	7.781	651	$114,522	78.78%	51.28%	75.68%
1	9,203	1,461,888,078	92.52	7.462	640	158,849	83.1	50.53	78
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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19. Months to Rate Reset

Months to Rate Reset	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighte d Avg. Gross Coupon	Weighte d Avg. Current FICO	Avg. Principal Balance	Weighte d Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupie d
<= 0	1,032	$118,186,944	7.48%	7.781	651	$114,522	78.78%	51.28%	75.68%
12-Jan	102	17,948,937	1.14	7.071	653	175,970	84.38	41.41	82.92
13 - 24	8,787	1,393,750,396	88.21	7.475	639	158,615	83.14	50.26	78.3
25 - 36	247	38,905,004	2.46	7.2	646	157,510	81.95	60.01	68.37
37 - 48	1	273,626	0.02	6.125	734	273,626	80	0	100
49 >=	66	11,010,115	0.7	7.431	648	166,820	79.62	67.31	65.17
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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20. Life Maximum Rate

Life Maximum Rate	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighte d Avg. Gross Coupon	Weighte d Avg. Current FICO	Avg. Principal Balance	Weighte d Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupie d
0.00 - ?.01	1,032	$118,186,944	7.48%	7.781	651	$114,522	78.78%	51.28%	75.68%
0.00 - 11.99	401	96,601,251	6.11	5.713	660	240,901	79.11	92.5	98.33
12.00 - 12.49	676	144,396,654	9.14	6.268	651	213,605	79.99	73.09	93.46
12.50 - 12.99	1,385	271,243,163	17.17	6.772	664	195,843	81.43	47.72	85.86
13.00 - 13.49	1,665	300,772,558	19.04	7.221	650	180,644	82.83	36.47	80.93
13.50 - 13.99	1,821	273,117,815	17.29	7.724	639	149,982	84.56	38.85	70.86
14.00 - 14.49	1,049	139,803,911	8.85	8.194	625	133,274	87.14	47.3	58.7
14.50 - 14.99	896	108,481,867	6.87	8.675	613	121,074	87.97	46.45	60.53
15.00 - 15.49	517	52,153,859	3.3	9.186	596	100,878	86.95	55.32	63.01
15.50 - 15.99	346	32,860,868	2.08	9.664	578	94,974	84.69	61.5	71.45
16.00 & Above	447	42,456,132	2.69	10.603	549	94,980	74.16	77.62	85.7
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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21. Margin

Margin	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
0.00 - ?.01	1,032	$118,186,944	7.48%	7.781	651	$114,522	78.78%	51.28%	75.68%
0.00 - 4.99	8,386	1,327,216,247	84	7.369	646	158,266	83.94	48.91	76.74
5.00 - 5.49	9	1,796,972	0.11	7.698	655	199,664	85.64	37.51	76.74
5.50 - 5.99	282	44,001,812	2.78	8.127	586	156,035	78.34	65.8	77.35
6.00 - 6.49	4	545,709	0.03	7.852	583	136,427	78.53	59.07	62.45
6.50 - 6.99	519	87,925,505	5.56	8.522	578	169,413	72.92	67.35	97.45
7.00 & Above	3	401,834	0.03	9.358	591	133,945	65.11	66.11	66.11
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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22. DTI

DTI	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
<= 30	2,423	$302,437,848	19.14%	7.768	650	$124,820	83.17%	48.83%	48.09%
31 - 35	1,218	171,845,384	10.88	7.639	642	141,088	83.11	46.82	71.27
36 - 40	1,589	239,827,245	15.18	7.478	645	150,930	82.72	44.12	82.48
41 - 45	1,945	315,361,476	19.96	7.445	641	162,140	82.74	45.88	87.93
46 - 50	2,505	447,006,343	28.29	7.265	638	178,446	83.21	55.65	90.27
51 - 55	555	103,596,726	6.56	7.505	609	186,661	79.42	69.33	80.26
Total:	**10,235**	**$1,580,075,022**	**100.00%**	**7.486**	**640**	**$154,380**	**82.78%**	**50.58%**	**77.82%**

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Table of Contents

1. Summary

Scheduled Principal Balance: $343,352,386
Number of Mortgage Loans: 1,609
Average Scheduled Principal Balance: $213,395
Weighted Average Gross Coupon: 6.460%
Weighted Average Current FICO Score: 633
Weighted Average Original LTV Ratio: 80.66%
Weighted Average Combined Original LTV Ratio: 80.66%
Weighted Average Stated Remaining Term (months): 357
Weighted Average Seasoning(months): 3
Weighted Average Months to Roll: 21
Weighted Average Gross Margin: 5.02%
Weighted Average Initial Rate Cap: 1.10%
Weighted Average Periodic Rate Cap: 1.00%
Weighted Average Gross Maximum Lifetime Rate: 12.46%

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2. Current Principal Balance

Current Principal Balance	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
$50,000 &	2	$95,400	0.03%	7.477	646	$47,700	80.00%	100.00%	50.31%
$50,001 - $	13	915,707	0.27	7.417	643	70,439	76.05	100	69.43
$75,001 - $	81	7,200,653	2.1	7.035	628	88,897	81.07	97.57	79.58
$100,001 -	122	13,769,453	4.01	6.862	633	112,864	80.33	100	85.2
$125,001 -	167	23,063,361	6.72	6.715	636	138,104	80.56	94.6	87.42
$150,001 -	394	68,296,523	19.89	6.522	629	173,341	80.05	95.9	92.45
$200,001 -	272	61,122,728	17.8	6.477	630	224,716	79.96	94.05	95.29
$250,001 -	310	85,219,990	24.82	6.329	632	274,903	80.93	93.57	94.53
$300,001 -	201	65,543,606	19.09	6.303	634	326,088	81.65	94.49	94.98
$350,001 -	35	12,665,131	3.69	6.3	644	361,861	80.19	97.18	85.22
$400,001 &	12	5,459,834	1.59	6.755	661	454,986	82.47	100	41.41
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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3. Current Rate

Current Rate	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
4.99 & Belo	1	$266,000	0.08%	4.75	723	$266,000	79.40%	100.00%	100.00%
5.00 - 5.49	47	12,000,256	3.5	5.351	666	255,325	77.77	95.41	100
5.50 - 5.99	313	75,001,385	21.84	5.772	656	239,621	78.91	96.24	98.79
6.00 - 6.49	440	97,021,192	28.26	6.226	631	220,503	79.5	95.64	98.12
6.50 - 6.99	434	89,793,516	26.15	6.718	624	206,898	81.32	94.14	91.07
7.00 - 7.49	242	47,779,592	13.92	7.197	616	197,436	82.85	92.95	79.39
7.50 - 7.99	100	16,917,941	4.93	7.704	611	169,179	85.66	93.67	69.29
8.00 - 8.49	22	3,200,902	0.93	8.166	623	145,496	86.13	100	53.96
8.50 - 8.99	10	1,371,602	0.4	8.691	591	137,160	89.43	100	61.55
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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4. Credit Score

Credit Score	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied

740 & Abo	52	$10,861,765	3.16%	6.261	762	$208,880	81.27%	95.79%	79.54%
720 - 739	37	8,188,266	2.38	6.224	729	221,304	82.09	94.88	74.76
700 - 719	47	11,076,618	3.23	6.03	709	235,673	80.4	94.37	87.24
680 - 699	95	20,049,688	5.84	6.246	689	211,049	80.88	92.35	86.24
660 - 679	162	34,960,032	10.18	6.204	669	215,803	81.29	95.32	87.85
640 - 659	214	45,622,282	13.29	6.313	648	213,188	80.89	92.19	91.67
620 - 639	258	56,003,398	16.31	6.437	630	217,067	81.39	91.79	91.4
600 - 619	314	67,095,489	19.54	6.504	609	213,680	80.83	96.52	94.67
580 - 599	281	57,464,933	16.74	6.678	589	204,502	79.74	97.12	97.88
560 - 579	146	31,296,916	9.12	6.922	573	214,362	79.8	99.14	94.67
540 - 559	3	733,000	0.21	6.537	555	244,333	45.14	71.62	100
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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5. Lien

Lien	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
First	1,609	$343,352,386	100.00%	6.46	633	$213,395	80.66%	94.96%	91.91%
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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6. Combined Original LTV

Combined Original LTV	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
60.00 & Be	35	$6,856,337	2.00%	6.191	597	$195,895	50.57%	96.97%	97.67%
60.01 - 70.	34	7,627,658	2.22	6.254	614	224,343	66.76	95.12	91.74
70.01 - 80.	1,213	256,107,308	74.59	6.325	635	211,135	79.69	94.93	97.34
80.01 - 85.	85	20,104,778	5.86	6.776	621	236,527	84.57	93.88	76.07
85.01 - 90.	241	52,381,806	15.26	7.057	632	217,352	89.81	95.23	71.15
90.01 - 95.	1	274,500	0.08	7.75	638	274,500	90.59	100	0
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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7. Original LTV

Original LTV	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
60.00 & Be	35	$6,856,337	2.00%	6.191	597	$195,895	50.57%	96.97%	97.67%
60.01 - 70.	34	7,627,658	2.22	6.254	614	224,343	66.76	95.12	91.74
70.01 - 80.	1,213	256,107,308	74.59	6.325	635	211,135	79.69	94.93	97.34
80.01 - 85.	85	20,104,778	5.86	6.776	621	236,527	84.57	93.88	76.07
85.01 - 90.	241	52,381,806	15.26	7.057	632	217,352	89.81	95.23	71.15
90.01 - 95.	1	274,500	0.08	7.75	638	274,500	90.59	100	0
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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8. Documentation

Documen tation	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
Full	1,534	$326,053,757	94.96%	6.454	632	$212,551	80.64%	100.00%	91.87%
Limited	75	17,298,629	5.04	6.572	643	230,648	80.98	0	92.56
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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9. Purpose

Purpose	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
PURCHAS	918	$191,113,527	55.66%	6.401	641	$208,185	80.77%	94.17%	94.23%
CASHOUT	626	138,620,958	40.37	6.556	622	221,439	80.54	95.55	88.32
RATE/TER	65	13,617,901	3.97	6.304	625	209,506	80.28	100	95.69
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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10. Occupancy

Occupan cy	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied

OWNER O	1,466	$315,561,628	91.91%	6.397	630	$215,253	80.23%	94.93%	100.00%
NON OWN	126	24,260,091	7.07	7.217	660	192,540	85.36	95.45	0
SECOND H	17	3,530,666	1.03	6.827	651	207,686	86.5	94.77	0
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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11. Property Type

Property Type	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
SINGLE FA	1,098	$233,494,594	68.00%	6.467	629	$212,654	80.47%	94.74%	93.37%
PUD	255	55,048,237	16.03	6.45	630	215,875	81.01	94.93	96.57
CONDO	175	32,781,170	9.55	6.374	647	187,321	81.08	94.66	94.16
2-4 FAMIL	74	20,419,325	5.95	6.523	660	275,937	81.01	97.72	58.31
TOWNHO	7	1,609,060	0.47	6.63	617	229,866	82.9	100	100
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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12. State

State	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
CA	660	$171,430,946	49.93%	6.315	634	$259,744	80.02%	94.39%	93.55%
WA	185	34,293,104	9.99	6.366	636	185,368	80.93	96.03	95.62
CO	191	33,902,190	9.87	6.603	623	177,498	81.25	96.74	93.42
FL	131	23,257,604	6.77	6.731	644	177,539	81.93	86.47	88.71
GA	68	10,901,098	3.17	6.81	636	160,310	81.72	97.77	85.49
IL	54	9,594,610	2.79	6.799	626	177,678	81.88	93.01	85.26
MD	39	8,285,146	2.41	6.637	629	212,440	82.53	96.52	93.89
NV	33	6,821,572	1.99	6.511	646	206,714	81.53	100	80.46
AZ	33	5,657,440	1.65	6.56	614	171,438	81.91	92.38	88.75
OR	32	5,214,039	1.52	6.671	622	162,939	78.3	97.42	93.04
Other	183	33,994,638	9.9	6.645	629	185,763	80.98	99.14	86.64
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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13. Zip

Zip	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
94565	15	$4,241,258	1.24%	6.272	646	$282,751	82.12%	91.89%	87.75%
95206	14	3,513,278	1.02	6.568	616	250,948	84.3	90.04	100
94589	10	3,067,440	0.89	6.186	671	306,744	79.98	90.61	100
94585	9	2,722,700	0.79	5.991	645	302,522	82.34	88.6	100
93635	8	2,215,292	0.65	6.394	630	276,912	83.48	100	100
95351	11	2,122,738	0.62	6.295	614	192,976	80.43	100	100
98374	10	2,105,260	0.61	6.014	678	210,526	82.38	100	100
94603	7	2,043,200	0.6	6.238	636	291,886	77.53	100	100
94533	7	1,987,292	0.58	6.013	648	283,899	80.79	100	100
95382	7	1,962,120	0.57	6.665	635	280,303	82.71	100	100
Other	1,511	317,371,809	92.43	6.475	632	210,041	80.57	94.96	91.41
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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14. Remaining Months to Maturity

Remaining Months to Maturity	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
241 - 360	1,609	$343,352,386	100.00%	6.46	633	$213,395	80.66%	94.96%	91.91%
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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15. Amortization Type

Amortization Type	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
2/28 ARM	1,527	$326,028,842	94.95%	6.455	632	$213,509	80.80%	94.91%	92.14%
3/27 ARM	57	12,358,404	3.6	6.416	640	216,814	78.08	96.58	87.49
5/25 ARM	25	4,965,140	1.45	6.887	636	198,606	77.86	94.52	87.47
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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16. Interest Only

Interest Only	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
Y	1,609	$343,352,386	100.00%	6.46	633	$213,395	80.66%	94.96%	91.91%
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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17. Initial Periodic Cap

Initial Periodic Cap	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
1	1,528	$325,961,358	94.93%	6.456	632	$213,325	80.79%	94.91%	92.14%
3	81	17,391,028	5.07	6.537	640	214,704	78.15	96	87.53
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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18. Periodic Cap

Periodic Cap	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
1	1,609	$343,352,386	100.00%	6.46	633	$213,395	80.66%	94.96%	91.91%
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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19. Months to Rate Reset

Months to Rate Reset	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
12-Jan	1	$249,352	0.07%	5.45	614	$249,352	80.00%	100.00%	100.00%
13 - 24	1,527	326,056,989	94.96	6.455	632	213,528	80.79	94.91	92.14
25 - 36	56	12,080,904	3.52	6.437	638	215,730	78.15	96.5	87.2
49 >=	25	4,965,140	1.45	6.887	636	198,606	77.86	94.52	87.47
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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20. Life Maximum Rate

Life Maximum Rate	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
0.00 - 11.9	360	$87,061,240	25.36%	5.711	657	$241,837	78.75%	96.13%	98.96%
12.00 - 12.	438	96,593,892	28.13	6.227	630	220,534	79.5	95.62	98.12
12.50 - 12.	435	89,999,916	26.21	6.715	625	206,896	81.31	94.15	91.09
13.00 - 13.	244	48,206,892	14.04	7.187	617	197,569	82.82	93.02	79.57
13.50 - 13.	100	16,917,941	4.93	7.704	611	169,179	85.66	93.67	69.29
14.00 - 14.	22	3,200,902	0.93	8.166	623	145,496	86.13	100	53.96
14.50 - 14.	10	1,371,602	0.4	8.691	591	137,160	89.43	100	61.55
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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21. Margin

Margin	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
0.00 - 4.99	1,573	$334,358,157	97.38%	6.449	634	$212,561	80.77%	95.06%	91.76%
5.00 - 5.49	1	233,100	0.07	7.3	568	233,100	70	100	100
5.50 - 5.99	31	7,676,329	2.24	6.887	590	247,624	75.93	96.51	97.01
6.50 - 6.99	4	1,084,800	0.32	6.682	653	271,200	80	54.17	100
Total:	**1,609**	**$343,352,386**	**100.00%**	**6.46**	**633**	**$213,395**	**80.66%**	**94.96%**	**91.91%**

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22. DTI

DTI	Number of Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg. Gross Coupon	Weighted Avg. Current FICO	Avg. Principal Balance	Weighted Avg. Original LTV	Pct. Full Doc	Pct. Owner Occupied
<= 30	201	$40,273,498	11.73%	6.602	648	$200,366	81.16%	93.97%	72.79%
31 - 35	145	29,082,576	8.47	6.689	637	200,569	81.36	92.96	79.12
36 - 40	216	43,733,172	12.74	6.486	633	202,468	80.19	92.35	94.87
41 - 45	293	61,433,360	17.89	6.464	626	209,670	79.94	93.21	95.13
46 - 50	621	135,374,653	39.43	6.349	633	217,995	80.58	96.44	97.62
51 - 55	133	33,455,127	9.74	6.497	619	251,542	81.68	98.53	93.14

Total:	1,609	$343,352,386	100.00%	6.46	633	$213,395	80.66%	94.96%	91.91%